February 12, 2007

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Ernest Papadoyianis
President
Neptune Industries, Inc.
21218 St. Andrews Boulevard
Suite 645
Boca Raton, Florida 33433

RE: Neptune Industries, Inc. ("The Company")
File # 0-32691
Form 8-K filed on February 6, 2007

Dear Mr. Papadoyiannis:

We have reviewed the disclosures in Forms 8-K filed on February 6, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within ten business days to address our comments and confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

1.   You are delinquent in the reporting of a change in accountants. As indicated in Frequently Asked Questions & Answers released dated November 23, 2004 (see Question #1), it is not appropriate to report a change of accountants in periodic reports such as Forms 10-Q or Forms 10-K. The change must be reported in a timely manner under an Item 4.01 Form 8-K. Please file an Item 4.01 Form 8-K with all the disclosures required by Item 304 of Regulation S-K immediately, including the Exhibit 16 letter (see below comment). Provide the information required by Item 304 of Regulation S-K in the Form 8-K instead of citing previous periodic reports.

Exhibit 16:

2.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Other

3.   You should file an amendment to the September 30, 2006 Form 10-Q that has been reviewed by your new auditor, as soon as practicable.

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant